FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-190246-04

The Information in this free writing prospectus is not complete and may be amended prior to the time of sale.  This free writing prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

THIS FREE WRITING PROSPECTUS, DATED APRIL 28, 2014, MAY BE AMENDED OR COMPLETED PRIOR TO TIME OF SALE

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-190246) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 400-7834 or by emailing cmbs-prospectus@jpmorgan.com.

SUPPLEMENT TO FREE WRITING PROSPECTUS DATED APRIL 21, 2014

$1,238,661,000 (Approximate)

JPMBB Commercial Mortgage Securities Trust 2014-C19
Issuing Entity

J.P. Morgan Chase Commercial Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Barclays Bank PLC
KeyBank National Association
Starwood Mortgage Funding II LLC
Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass Through Certificates, Series 2014-C19

J.P. Morgan	Barclays
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner
KeyBanc
Co-Manager

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated April 21, 2014 (the “Free Writing Prospectus”), and the structural and collateral term sheet, dated April 21, 2014 (the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”).  Capitalized terms used in this Supplement but not defined herein will have the meanings ascribed to them in the Free Writing Prospectus.

Structural Update
1.
The Class A-2FL and Class A-2FX certificates are being removed from the classes to be issued by JPMBB Commercial Mortgage Securities Trust 2014-C19. The initial Certificate Balance of the Class A-2 Certificates will be increased to $468,698,000.

2.	The information under the heading “Description of the Certificates—Voting Rights” in the Free Writing Prospectus is deleted in its entirety and replaced with the following:

At all times during the term of the Pooling and Servicing Agreement, the voting rights for the certificates (the “Voting Rights”) will be allocated among the respective classes of Certificateholders as follows:  (1) 2% in the case of the Class X Certificates (allocated, pro rata, among the Class X-A, Class X-B and Class X-C certificates based upon their Notional Amounts as of the date of determination) and (2) in the case of any other class of Regular Certificates (other than the Class X Certificates) and the Class CSQ certificates, a percentage equal to the product of 98% and a fraction, the numerator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and senior trust advisor as described in this free writing prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reductions allocated to the certificates) of the class (without giving effect to any exchange of the Exchangeable Certificates to Class EC certificates), in each case, determined as of the prior Distribution Date, and the denominator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and the senior trust advisor as described in this free writing prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reductions allocated to the certificates) of the Regular Certificates (other than the Class X Certificates and without giving effect to any exchange of the Exchangeable Certificates to Class EC certificates) and the Class CSQ certificates, each determined as of the prior Distribution Date. The holders of the Class EC certificates who are not “United States persons” for federal income tax purposes will be required to irrevocably appoint a United States person to vote on any matters requiring the vote of such holders.  The Class R certificates will not be entitled to any Voting Rights. Voting Rights allocated to a class of Certificateholders will be allocated among the Certificateholders in proportion to the Percentage Interests evidenced by their respective certificates. In addition, if Exchangeable Certificates are exchanged for Class EC certificates, Certificateholders of such Class EC certificates will be entitled to exercise the Voting Rights that would otherwise be allocated to the Exchangeable Certificates converted for such Class EC certificates. Certificates registered in the name of or beneficially owned by the master servicer, the special servicer, the trustee, the certificate administrator, the depositor, any mortgage loan seller, a manager of a Mortgaged Property, a borrower or any affiliate of any of such persons will be subject to restrictions on the exercise of related Voting Rights as set forth in the definition of Certificateholder.